SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

SONIDA Senior Living, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Shmuel Lieberman
c/o GF Investments
810 Seventh Avenue
28th Floor,
New York, NY 10019
(212) 259-0300

with a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Seymour Pluchenik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,449,593(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,449,593 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,449,593
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Represents 214,839 shares of common stock, $0.01 par value (“Common Stock”), of Sonida Senior Living, Inc., a Delaware corporation (the “Issuer”) owned by PF Investors, LLC (“PF Investors”) and 2,234,754 shares of Common Stock owned by Silk Partners, LP (“Silk”).

[2]	This calculation is based on 13,204,164 shares of Common Stock outstanding as of March 22, 2024, which includes 11,528,724 shares of Common Stock outstanding as reported on the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer on February 20, 2024 and the 1,675,440 shares of Common Stock issued by the Issuer on March 22, 2024 pursuant to the Securities Purchase Agreement (as defined below) as reported on the Current Report on Form 8-K filed by the Issuer on February 6, 2024.

CUSIP No. 140475104	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Sam Levinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,234,754 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,234,754 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,754
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Represents 2,234,754 shares of Common Stock, owned by Silk.

CUSIP No. 140475104	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Simon Glick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,234,754(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,234,754(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,754
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 140475104	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Silk Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,234,754 (3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,234,754 (3)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,754
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Siget NY Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,234,754 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,234,754 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,754
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS 1271 Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,234,754 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,234,754 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,754
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS PF Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 214,839 (4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 214,839 (4)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,839
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

[4]	Represents 214,839 shares of Common Stock owned by PF Investors.

CUSIP No. 140475104	13D	Page 9 of 13 Pages

This Amendment No. 10 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC (the “Reporting Persons”) on September 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed on October 9, 2018, Amendment No. 2 to Schedule 13D filed on June 5, 2019, Amendment No. 3 to Schedule 13D filed on July 1, 2019, Amendment No. 4 to Schedule 13D filed on August 17, 2021, Amendment No. 5 to Schedule 13D filed on September 13, 2021, Amendment No. 6 to Schedule 13D filed on October 4, 2021, Amendment No. 7 to Schedule 13D filed on November 9, 2021, Amendment No. 8 to Schedule 13D filed on December 10, 2021 and Amendment No. 9 to Schedule 13D filed on February 5, 2024 (the “Schedule 13D”), relating to the beneficial ownership of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

No changes.

Item 2.  Identity and Background.

No changes.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Pursuant to the Securities Purchase Agreement (the “Securities Purchase Agreement”) that Silk and PF entered into with the Issuer and certain other Purchasers on February 1, 2024, Silk and PF purchased 526,316 shares of Common Stock in the second closing at a purchase price of $9.50 per share, which purchase occurred on March 22, 2024 for approximately $5.0 million. Silk and PF Investors used a portion of their working capital to fund the purchase.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The information set forth in Item 6 is incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

Except as specifically set forth below, no changes.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)

Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 2,234,754 shares of Common Stock, or approximately 16.9% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 2,449,593 shares of Common Stock, or approximately 18.6% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 214,839 shares of Common Stock, or approximately 1.6% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on 13,204,164 shares of Common Stock outstanding as of March 22, 2024, which includes 11,528,724 shares of Common Stock outstanding as reported on the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer on February 20, 2024 and the 1,675,440 shares of Common Stock issued by the Issuer on March 22, 2024 pursuant to the Securities Purchase Agreement as reported on the Current Report on Form 8-K filed by the Issuer on February 6, 2024.

Item 5(c) is supplemented as follows:

Except as set forth in Item 4, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 140475104	13D	Page 10 of 13 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

On November 3, 2021, Silk and the Conversant Investors entered into an Investor Rights Agreement with the Issuer pursuant to which the parties agreed to grant certain rights to Silk and the Conversant Investors to nominate directors to the Issuer's board of directors so long as such parties (and their affiliates and permitted transferees) beneficially own certain percentages of the issued and outstanding Common Stock.

To the Reporting Persons' knowledge, the Conversant Investors beneficially own 8,570,744 shares of Common Stock. As a result of the Investor Rights Agreement and the relationship the Reporting Persons have with the Conversant Investors, the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Act) of the Conversant Shares, but the Reporting Persons expressly disclaim beneficial ownership of those shares. The Reporting Persons are responsible for the completeness and accuracy of information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of information concerning the Conversant Investors contained herein or in any filings made by the Conversant Investors relating to the Conversant Shares.

On February 1, 2024, Silk and PF Investors entered into the Securities Purchase Agreement with the Issuer and certain other Purchasers pursuant to which the purchasers agreed to purchase 5,026,318 shares of Common Stock in the aggregate at a price of $9.50 per share for aggregate consideration of $47.8 million, with Silk agreeing to purchase 1,427,167 shares of Common Stock and PF Investors agreeing to purchase 151,781 shares of Common Stock for an aggregate price of approximately $15.0 million. The first closing under the Securities Purchase Agreement occurred on February 1, 2024 with Silk and PF Investors purchasing an aggregate of 1,052,632 shares of Common Stock for an aggregate price of approximately $10.0 million. The second closing under the Securities Purchase Agreement occurred on March 22, 2024 with Silk and PF Investors purchasing an aggregate of 526,316 shares of Common Stock for an aggregate price of approximately $5.0 million. Under the Securities Purchase Agreement, the purchasers, including Silk and PF Investors, are entitled to certain registration rights.

The foregoing summary of the Investor Rights Agreement and Securities Purchase Agreement are qualified in their entirety by the full text of Investment Rights Agreement and Securities Purchase Agreement, copies of which are included as Exhibits 2 and 3, respectively, to this Amendment and are incorporated herein by reference.

CUSIP No. 140475104	13D	Page 11 of 13 Pages

Item 7.  Material to Be Filed as Exhibits.

No changes.

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on September 10, 2018).

Exhibit 2	Form of Investor Rights Agreement, by and among the Issuer, Silk and the Conversant Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 4, 2021).

Exhibit 3	Securities Purchase Agreement, dated as of February 1, 2024, by and among the Issuer and the Purchasers listed on Annex A thereto (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on February 5, 2024).

CUSIP No. 140475104	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2024

SAM LEVINSON

/s/ Sam Levinson

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

SILK PARTNERS, LP

By	Siget NY Partners, LP, a New York limited partnership and general partner of Silk Partners, LP

By	1271 ASSOCIATES, LLC, a Delaware limited liability company, and general partner of Siget NY Partners, LP

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

SIGET NY PARTNERS, L.P.

By	1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

1271 ASSOCIATES, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

CUSIP No. 140475104	13D	Page 13 of 13 Pages

PF INVESTORS, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Manager